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Excerpts of Bill Hannigan's Audio-Visual Message

The following are excerpts from the August 28 Web Broadcast by Bill Hannigan:


     This morning we made two important announcements - a major acquisition in the Travel Marketing & Distribution area, and a company-wide cost cutting initiative. Both announcements strongly support Sabre's goals for long-term growth and profitability.

     On the GetThere announcement:
     We have signed an agreement to acquire Get-There and merge them with our BTS unit. This is a strategic move - some will say a bold strategic move -that sends a very clear signal that we are serious about being the premier electronic travel marketing and distribution company.

     I've made comments in the past about our strategy to double down on our strengths in this business - and this action certainly is in keeping with that strategy.

     The corporate online space was a very crowded field just a year ago. Today, two leaders have emerged - our BTS team, and the Get-There team. There will no longer be any argument about who leads in the online space -- because this acquisition will clearly establish Sabre as the industry leader in both the online B2B corporate travel channel, and the B2C e-Commerce channel for airlines, suppliers, and agencies.
     We're a company that likes to win and be a leader. With this move, Sabre will now be the undisputed leader in all channels of travel distribution:
        travel agency,
        B2C with Travelocity,
        B2B with BTS and Get-There,
        and Supplier Direct.
     On the acquisition, it will be 2-3 months before this transaction closes, so until that time, we need to continue to aggressively go after new business, and keep a healthy competitive spirit going between Sabre BTS and Get-There.

     On the cost-cutting announcement:
     We need to ensure we are fast, nimble, and prepared in every way to capture opportunities and grow our company - both from a top-line revenue and a bottom-line profitability perspective.

     As you know, over the past several months we've been taking a hard look at our company - working on both our strategies and our operating efficiency. This included a lot of due diligence, which incorporated discussions with hundreds of you. We did benchmarking against our competitors and peers. We determined the need to flatten the organization, with the objective to go from a maximum of 9 layers to a maximum of 7.

     We have made progress, but we need to do more.

     Today we announced a company-wide cost-cutting initiative, which will include the reduction of approximately 1200 positions. This will be done through a combination of attrition, layoffs, and the reduction of contractors, across all of our organizations, primarily in the U.S.
     Not all of the details are available today -- which I know is very unsettling. But here is what I can tell you today:

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     Most of the layoffs will be done at once.
     We want to move through this process as quickly -and carefully - as possible.
     Of the 1200, about half will be layoffs.
     The rest will be through attrition, which will take place throughout the remainder of the year. Some of it already has taken place.
     Once this does occur, we will be doing all we can to help these folks find positions. We are contracting with an Outplacement firm, which will offer job-counseling services. Other benefits will also be available to help ease the transition.
   As soon as all of the details are finalized, we will get you that information.

   In the meantime, let me stress that these are actions that will make this company more competitive, and ensure our profitable growth. It's necessary to generate these savings -- savings that must be reinvested in existing and emerging market opportunities.

   On the redefined market focus:
   We have some great market opportunities ahead of us.

   As you have seen from today's and other recent acquisitions, we are putting in place strategies -- and taking the actions -- to extend our business in distribution, and to extend into travel marketing. We have an aggressive goal to be the world's leading electronic travel distributor, and, a world-class travel marketer - touching and enhancing the experience of every traveler.

   We also see high growth opportunity in the areas of software, reservations hosting and Web hosting. This draws on our competencies in airline software solutions and our understanding of airline IT. And it allows us to leverage our strengths in high-value, high-margin areas.

   In support of this shifting market focus, we are changing the way we will bid for large outsourcing contracts. We will no longer go it alone for facility management opportunities. These pursuits require considerable time and resources, and by their nature, do not create the shareholder value of our other businesses.

   Instead, we will partner with complementary IT firms to bid for those types of contracts - with Sabre focusing on the areas that rely on our consulting, software, multihost and web hosting capabilities.

   Our software business is more important to us than ever before. We're the market leader for airline software. But we won't stay a leader if we don't take actions.

   We need to ASP our software suite. We WILL do this -- and we will do it fast. We will make the financial commitment.

   Let's talk about "Reservations Hosting" - what we often call Multi-Host. This area is a key growth area for us as well. We need to make investments here also. We have the opportunities to draw on our skills and grow this business
   - and we need to make this happen.

   And then there's web hosting: It's not new to us - we have been quietly growing our customer base in this area for more than three years. We're expanding outside of travel and transportation - and we're going to be less quiet about it.

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   I haven't even mentioned a number of other key initiatives that require investments: such as Sabre Virtually There and Sabre Marketplace, as examples.

   I know you all have a lot of questions about today's news. Not all the answers are available today. But I can tell you that we will be getting more details to you as quickly as possible.

   I also know we have some challenges ahead of us - but I'm counting on you to stay as focused as possible on our customer.


   This audio-visual message is for informational purposes only. It does not constitute an offer to purchase shares of GetThere or a solicitation/ recommendation statement under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). At the time Sabre commences a tender offer, Sabre will file with the SEC a tender offer statement and GetThere will file with the SEC a solicitation/recommendation statement in response to that tender offer. THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION AND SECURITY HOLDERS OF GETTHERE ARE ADVISED TO CAREFULLY READ THOSE DOCUMENTS (WHEN THEY BECOME AVAILABLE) BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

   The offer to purchase and other offer documents included in the tender offer statement, as well as the solicitation/recommendation statement, will be made available to all shareholders of GetThere at no expense to them. Security holders may obtain a free copy of the solicitation/recommendation statement (when available) and other documents filed by GetThere or Sabre with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the solicitation/recommendation statement, once available, and other filings by GetThere with the SEC may also be obtained by directing a request to GetThere Inc., 4045 Campbell Avenue, Menlo Park, California 94025, Attention: Investor Relations, Telephone: 650.752.1500.